U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(CHECK ONE):[ ] Form 10-K  [ ] Form 11-K    [ ] Form 20-F    [X] Form 10-Q
            [ ] Form N-SAR

For Period Ended: March 31, 1998

[ ] Transition Report on Form 10-K          [X] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F          [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K


For the Transition Period Ended: March 31, 1998

     Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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                             REGISTRANT INFORMATION
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Full name of registrant: Costa Rica International, Inc.

Former name if applicable
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Address of principal executive office (Street and Number)

95 Merrick Way, Suite 507
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City, State and Zip Code:  Coral Gables, Florida, 33134

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                                     PART II
                            RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ]   (b) The subject annual report, semi-annual report, transition report on
          Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                   NARRATIVE

Pursuant to the Registrant's recent acquistion of a new subisdiary, Corporacion As de Oros, S.A., based in the Republic of Costa Rica, Central America, and the recent filing of its consolidated audited financial statements, and consolidated pro forma financial statements, the Registrant's internal accountants are in the process of reviewing and compiling financial statements for each subsidiary to ensure a complete and accurate report. The information will be incorporated into the Registrant's filing, prior to the end of the extension period.

                                    PART IV
                               OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification

        ELENA GONZALEZ                     011-506                239-1084
--------------------------------         -----------         ------------------
             (Name)                      (Area Code)         (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 [X] Yes [ ] No

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      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [ ] Yes [X] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                         COSTA RICA INTERNATIONAL, INC.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:      May 15, 1998                   By:
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                                         Name: Calixto Chaves
                                               --------------------------------
                                         Title: Chairman and CEO
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